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                             October 6, 2023

       James C. Flores
       Chief Executive Officer
       Flame Acquisition Corp.
       700 Milam Street, Suite 3300
       Houston, TX 77002

                                                        Re: Flame Acquisition
Corp.
                                                            Amendment No. 3 to
Preliminary Proxy Statement on Schedule 14A
                                                            Filed September 14,
2023
                                                            File No. 001-40111

       Dear James C. Flores:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A filed September 14, 2023

       Proposal No. 1-The Business Combination Proposal
       Background of the Business Combination
       Background of Flame and Sable Negotiations, page 175

   1.                                                   The column header for
 Gas    in the tabular summary of    Net Estimated Contingent
                                                        Resources and
Production    on pages 178 and 183 indicates the gas volumes are in MMcf.
                                                        However, based on the
figures shown as MMBoe in the column    Total,    the gas figures
                                                        appear to represent
volumes of gas in Bcf. Please reconcile your disclosure and modify as necessary or tell us
why a change is not needed.
   2. We also note there appears to be a typographical error in the figure representing the sum
                                                        of the figures    NSAI
Adjusted Low Estimate Base Forecast    and the    ESP Installations
                                                        Low Estimate    shown
under the column    5% Strip Inc.    Please reconcile the disclosure
                                                        on pages 178 and 183
and modify as necessary or tell us why a change is not needed.
 James C. Flores
FirstName  LastNameJames
Flame Acquisition Corp. C. Flores
Comapany
October    NameFlame Acquisition Corp.
        6, 2023
October
Page 2 6, 2023 Page 2
FirstName LastName
Opinion of the Flame Board of Director's Financial Advisor
Discounted Cash Flow Analysis, page 188

3.       Please revise the discussion of Petrie Partners    evaluation
methodology on pages 188 and
         199 to replace the term    reserve category    with the term resource
category consistent with
         the disclosure of low and best category estimates of contingent resources elsewhere in proxy statement.
Pipeline 901 Incident, page 252

4. You disclose material regulatory actions in order to meet a production restart schedule of the third quarter of 2024. In this regard, you disclose various actions that Exxon has taken or intends to take, and certain regulatory actions that Exxon has prepared but that occur post-close as part of the transfer of ownership and operatorship to Sable. Please discuss in more in depth the impact of the transfer of ownership from Exxon to Sable, and any impact this could have on the regulatory approval process. For example, explain if you would have to seek transfer approval or otherwise resubmit to any regulatory bodies, as required by any county, state or federal regulations, even if EM previously received regulatory approval. Also, for any Exxon submissions with any regulatory bodies, if you acquire ownership of the SYU assets and pipelines before the receipt of regulatory approval, please discuss this impact on any pending submissions or the regulatory process in general.
5. You disclose material regulatory actions in order to meet a production restart schedule of the third quarter of 2024, the fourth number of which is "Approval of Zoning
         Applications." You disclose thereafter that San Luis Obispo and Kern County approved the zoning clearance, but it appears Exxon has not achieved zoning approval from Santa
         Barbara County. You disclose that the Santa Barbara County Planning Commission denied the zoning applications, and on Exxon's appeal to the Santa Barbara County Board of Supervisors, this Board deadlocked in a vote on the appeal, resulting in no action taken on nor prejudice to the application. For the process going forward, you disclose that
         Exxon intends to submit to OSFM an alternative CBAT implementation plan that will not require Santa Barbara County regulatory approval. Please discuss if you can restart production without zoning approval from Santa Barbara County.

Certain Relationships and Related Person Transactions, page 315

6. We note your disclosure at the end of page 317 stating the amount of borrowings as of
         June 30, 2023 under the Working Capital Loans and under certain Promissory Notes.
         Please revise your disclosure to include the notes issued on May 12, 2023 and June 22,
         2023. In addition, disclose the aggregate outstanding amount due under the Working
         Capital Loans and Promissory Notes as of the most recent practicable date. Also clarify the total amount, as of that date, that may be convertible into warrants at a price of $1.00 per warrant at the option of the Sponsor.
 James C. Flores
Flame Acquisition Corp.
October 6, 2023
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        For questions regarding comments on engineering matters, you may contact John
Hodgin, Petroleum Engineer, at (202) 551-3699. You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Jenifer Gallagher, Staff Accountant, at (202) 551- 3706 if you have questions regarding comments on the financial statements and related matters. Please contact
Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Kevin Dougherty, Attorney-
Adviser, at (202) 551-3271 with any other questions.



                                                          Sincerely,
FirstName LastNameJames C. Flores
                                                          Division of
Corporation Finance
Comapany NameFlame Acquisition Corp.
                                                          Office of Energy &
Transportation
October 6, 2023 Page 3
cc:       Ryan Maierson
FirstName LastName